Exhibit 4.1
ENNIS, INC.
AMENDMENT NO. 1
TO
2004 LONG-TERM INCENTIVE PLAN
AS AMENDED AND RESTATED
     THIS AMENDMENT NO. 1 (this “Amendment”) to the Ennis, Inc. 2004 Long-Term Incentive Plan, as amended and restated effective May 14, 2008 (the “Plan”) is made by Ennis, Inc., a Texas corporation (the “Company”), and is as follows:
     WHEREAS, approximately 97,854 shares remain available for issuance under the Plan as of as of May 25, 2011, which the Board of Directors of the Company (the “Board”) has determined will not be sufficient to meet the future needs of attracting and retaining employees of the Company;
     WHEREAS, Section 15.1 of the Plan provides the Board with the authority and discretion to amend the Plan;
     WHEREAS, the Board deems it to be in the Company’s best interest to amend the Plan to increase the number of shares available therein by 1,000,000 shares;
     WHEREAS, the Board desires to extend the effectiveness and term of the Plan by an additional ten years from the date this Amendment is approved by the Company’s shareholders; and
     WHEREAS, the rules of the New York Stock Exchange applicable to the Company require that the Company’s shareholders approve this Amendment.
     NOW, THEREFORE, pursuant to the authority granted to the Board in Section 15.1 of the Plan, the Plan is hereby amended as follows:
     1. Increase in the Share Reserve. Section 4.1 of the Plan shall be deleted in its entirety and replaced with the following:
4.1 Available Shares. Subject to adjustment as provided in Section 4.2, the maximum number of shares of Common Stock that shall be available for grant of Awards under the Plan shall not exceed the sum of (i) 1,097,854 shares, and (ii) any shares of Common Stock that become available under this Plan, including with respect to Awards outstanding under the Superseded Plan as of the Effective Date, as a result of cancellation, termination, expiration, forfeiture or lapse of an Award or as otherwise provided in Section 4.3. The maximum number of shares of Common Stock for which Options, SARs, Restricted Stock and other Awards may be granted under the Plan to any one Participant during a calendar year is 100,000. The maximum aggregate number of shares that may be issued pursuant to Incentive Stock Options is 1,097,854. Shares of Common Stock issued pursuant to the Plan may be shares of original issuance or treasury shares or a combination of the foregoing, as the

Committee, in its absolute discretion, shall from time to time determine.
     2. Effectiveness and Term. Section 1.3 of the Plan shall be amended for the limited purpose of extending the termination of the Plan to the earlier of: “(a) the termination of the Plan by the Board or (b) June 30, 2021.” To the extent not inconsistent with the foregoing, the remaining provisions of Section 1.3 of the Plan shall remain in full force and effect.
     3. Effect on Plan Except as otherwise set forth in this Amendment, the Plan shall remain in full force and effect.
     4. Effective Date of this Amendment. This Amendment shall become effective on the date the Company’s shareholders act to approve the increase in the share reserve at the annual shareholder meeting to be held on June 30, 2011.
     IN WITNESS WHEREOF, the Company, by its duly authorized officer, has executed this Amendment No. 1 on this 30th day of June, 2011.

ENNIS, INC a Texas corporation
By:	/s/ Keith S. Walters
Keith S. Walters
CEO and President

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